ALTI Private Equity Access and Commitments Fund

December 13, 2023

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the Fund.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Please include a legality opinion for the new Class I shares as an exhibit to the Registration Statement.

The Fund has updated the Registration Statement as requested to include a legality opinion as an exhibit.

2.	Please add a parenthetical or sentence explaining what is a continuation vehicle on the cover (third paragraph) of the Registration Statement.

The Fund has updated the Registration Statement as requested.

3.	Please discuss supplementally why the Fund may need to retain portions of distributions following liquidations of PE investments in light of the Fund’s sub-advisory and/or money market allocations. Are present shareholders aware of this potential retention or is this filing their first notice? Please disclose what percentages the Adviser anticipates requesting for retention from the board.

The Fund may need to retain portions of the distributions for a variety of reasons such as: (a) to cover ongoing liquidirty requirements to cover expenses, fees and shareholder redemptions, (b) to maintain an appropriate balance of investments to ensure compliance with the 80% naming rule or (c) to maintain appropriate diversification of investments under the 1940 Act requirements. Since it is difficult to predict timing of the Private Equity distributions, it may be necessary to retain a portion of those distributions to ensure the portfolio remains appropriately balanced and able to meet its obligations. The Fund hereby confirms to the Staff that the Fund’s existing shareholders are aware of this policy and have not objected.

The Fund has updated the Registration Statement as requested to disclose a percentage.

4.	Please include the following retained distribution language at the bottom of page 2 of the Registration Statement: The Adviser may need to retain some of the distributions to ensure adequate cash flow for fees, expenses, redemptions or other liabilities of the Fund. Any retained amount will be subject to approval by the Fund’s Board of Trustees (the “Board”).

The Fund has updated the Registration Statement as requested.

5.	Please reconcile the following sentence with the repurchase disclosure included elsewhere in the Registration Statement that does not have such a requirement: The Fund is only required to conduct tender offers twice annually; therefore, the Fund may be less likely to conduct tenders during periods of exceptional market conditions.

The Fund has updated the Registration Statement as requested.

6.	The Staff requests removal of footnote 6 to the Fee table.

The Fund has updated the Registration Statement as requested.

7.	Please revise to note any applicable early repurchase fee in the following sentence on page 44 of the Registration Statement: The Fund does not impose any charges in connection with repurchases of Shares.

The Fund has updated the Registration Statement as requested.

8.	Please clarify in disclosure that in-kind distributions of securities, if any, would be pro rata or at the investor’s election in the following sentence on page 45 of the Registration Statement: Although the amounts required to be paid by the Fund for the tendered Shares will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. Please also explain in the disclosure what limited circumstances means.

The Fund has updated the Registration Statement as requested.

9.	On page 40 of the SAI, please clarify or revise the reference to “Investment Manager.”

The Fund has updated the Registration Statement as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2176.

Sincerely,

/s/ Brian D. Hirshberg

Brian D. Hirshberg, Esq.

Cc: Joseph Bonvouloir

Anna T. Pinedo, Mayer Brown LLP

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